EXHIBIT 99.1

Alvotech Announces Financial Results for the Nine Months to September 30, 2026, with a Business Update

REYKJAVIK, Iceland, Nov. 11, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO; ALVO-SDB) (“Alvotech” or the “Company”), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced financial results for the nine months to September 30, 2026, and provided a business update.

Supplemental information, including the management presentation providing additional details and a business update, is available on our website: https://alvotech.com/financials.1

Financial Highlights for the Nine Months to September 30, 20262

  Adjusted total revenue2 was $323.4 million compared to $420.0 million in the same period last year.
  Gross Margin was 54% compared to 59% in the same period last year.
  Adjusted EBITDA2 was $78.3 million compared to $68.0 million in the same period last year.
  Reported cash balance at the end of the period was $61.5 million compared to $172.4 million on December 31, 2025.
	9M 2026	9M 2025	Change	3Q 2026	3Q 2025	Change
Product and Service Revenue	164.2	237.4	-30.8%	58.2	32.6	78.3%
License and Other Revenue	158.9	182.4	-12.9%	53.2	81.1	-34.4%
Other Income	0.4	0.3	45.2%	0.2	0.1	39.8%
Total revenue	323.4	420.0	-23.0%	111.6	113.9	-2.0%
Gross margin	54%	59%		54%	69%
Adjusted EBITDA	78.3	68.0	15.1%	31.5	14.4	118.8%

Recent Business Highlights

  The FDA accepted Alvotech’s Biologics License Application (BLA) for AVT80, a proposed biosimilar to Entyvio® (vedolizumab) in prefilled syringe and autoinjector presentations for subcutaneous administration. Alvotech is responsible for development and manufacturing, while Teva has licensed the U.S. commercial rights.
  Alvotech and its commercial partner Advanz Pharma submitted the first known regulatory submission worldwide for a proposed biosimilar to Eylea HD (aflibercept 8 mg). The marketing application was submitted to the European Medicines Agency.
  Alvotech signed an agreement with Lotus Pharmaceuticals covering the commercialization rights in the U.S. and selected Asian markets for AVT34, a proposed biosimilar to Imfinzi® (durvalumab) and AVT87, a proposed biosimilar to Hemlibra® (emicizumab). Alvotech retains the right to also commercialize both products directly in the U.S. alongside Lotus.
  Alvotech and LOTTE Biologics entered a long-term partnership under which LOTTE biologics will manufacture drug substance for multiple biosimilars at its facility in Syracuse, New York. The arrangement expands Alvotech’s U.S. manufacturing footprint, adding additional capacity and flexibility to its global supply network.
  The U.S. Food and Drug Administration (FDA) approved a new process for manufacturing Simlandi®, Alvotech’s biosimilar to Humira®, in the Reykjavik manufacturing facility. The new process more than doubles output per batch, allowing the same quantity of Simlandi to be produced in fewer batches and thus freeing up manufacturing capacity for other products.
  The FDA also approved the production of drug substance for Simlandi® in a second production suite at Alvotech’s Reykjavik site, resulting in added flexibility and increased manufacturing capacity.

Lisa Graver, Chief Executive Officer, comments:

“Our commercial performance strengthened in the third quarter, with product and service revenue reaching $58 million, up 6% sequentially and 78% year over year. Following the completion of the manufacturing improvement program in the first half of the year, we are continuing to increase supply to meet strong underlying demand across our markets.

“The two recent FDA approvals for Simlandi at our Reykjavík facility represent significant milestones. The addition of a second approved manufacturing suite and an enhanced process that more than doubles output per batch give us greater capacity and operational flexibility to support our expanding commercial portfolio.

“We have also made important advances in our pipeline, including regulatory milestones for our proposed biosimilars to Entyvio and high-dose Eylea. Our agreement with Lotus creates an opportunity for Alvotech to participate directly in U.S. commercialization, while our partnerships with LOTTE Biologics and Fujifilm strengthen our future manufacturing network. Our priority now is to translate this progress into planned product deliveries in the fourth quarter, while continuing to build the platform for long-term growth.”

Outlook for the Full Year 2026

Alvotech maintains its full-year 2026 guidance for total revenue of $650-$700 million and EBITDA of $180-$220 million, with performance now expected toward the lower end of the range. The Company remains focused on executing planned product deliveries in the fourth quarter, as production and commercial supply continue to ramp up following the manufacturing improvement program completed in the first half of the year.

Invitation to management presentation

Join us to listen to the live audio webcast at 8:00 AM EST (13:00 GMT, 14:00 CET) on Thursday, November 12, 2026. Materials for the webcast are available at https://alvotech.com/financials.

The audio webcast will be accessible via the following link:
https://edge.media-server.com/mmc/p/xog3u2xy

To participate via telephone in the Q&A session, register using this link:
https://register-conf.media-server.com/register/BIc6f9e20f129b4e789c7bc1a732488c5c

Contacts

Media contacts – alvotech.media@alvotech.com
Benedikt Stefansson
Sarah MacLeod

Investor Relations contacts – alvotech.ir@alvotech.com
Dr. Balaji V Prasad
Benedikt Stefansson
Mikaela Vilchez

Financial calendar

Annual or interim results will be released on the dates specified below, after the close of U.S. markets. An earnings call is held on the following day, after release of the results. Please note that all dates are subject to change.

Quarter	Date of release	Date of earnings call
Q4 2026	March 10, 2027	March 11, 2027

Upcoming events

Alvotech’s management team will appear at several investor conferences in November 2026. Please visit our events page https://alvotech.com/events to find more information about the timing of these events and how to register for live webcasts. Please note that all details are subject to change.

Date	Event	Location
Tuesday, November 17, 2026	UBS Global Biopharma Conference	London
Wednesday, November 18, 2026	Jefferies Global Healthcare Conference	London
Tuesday, November 24, 2026	DNB Carnegie Healthcare Conference	Oslo
Wednesday, November 25, 2026	SEB Healthcare Seminar	Stockholm

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

Non IFRS Financial Measures

This Presentation may include projections of certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, Adjusted Revenues, EBITDA and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Reported to Adjusted Reconciliation for the nine months ended September 30, 2026 and 2025

	2026 9M			2025 9M
USD millions	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted
Product and Service Revenue	164.2	-	164.2	237.4	-	237.4
License and Other Revenue	158.9	-	158.9	182.4	0.3	182.6
Other Income	0.4	-	0.4	0.3	(0.3)	-
Total revenue	323.4	-	323.4	420.0	-	420.0
Cost of Product Revenue	(150.1)	1.1	(149.0)	(174.3)	1.4	(172.9)
R&D	(63.6)	(0.5)	(64.1)	(144.5)	(7.6)	(152.1)
G&A	(98.9)	35.0	(63.9)	(71.3)	16.8	(54.5)
Operating Profit (Loss)	10.8	35.6	46.3	30.0	10.7	40.6
D&A	(32.0)	-	(32.0)	(27.4)	0.0	(27.4)
EBITDA	42.8	35.6	78.3	57.4	10.7	68.0

Reported to Adjusted Reconciliation for the quarters ended September 30, 2026 and 2025

	2026 3Q			2025 3Q
USD millions	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted
Product and Service Revenue	58.2	-	58.2	32.6	-	32.6
License and Other Revenue	53.2	-	53.2	81.1	-	81.1
Other Income	0.2	-	0.2	0.1	-	0.1
Total revenue	111.6	-	111.6	113.9	-	113.9
Cost of Product Revenue	(51.8)	0.2	(51.6)	(35.0)	0.1	(34.9)
R&D	(17.2)	0.2	(17.0)	(51.6)	(3.5)	(55.1)
G&A	(29.7)	6.9	(22.8)	(25.9)	6.2	(19.8)
Operating Profit (Loss)	12.8	7.3	20.1	1.3	2.8	4.1
D&A	(11.4)	-	(11.4)	(10.3)	0.0	(10.3)
EBITDA	24.2	7.3	31.5	11.6	2.8	14.4

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the nine months ended September 30, 2026 and 2025
USD in thousands, except for per share amounts	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Product and service revenue	164,152	237,382
License and other revenue	158,883	182,366
Other income	379	261
Cost of product and service revenue	(150,103)	(174,278)
Research and development expenses	(63,613)	(144,508)
General and administrative expenses	(98,919)	(71,271)
Operating profit	10,779	29,952
Effects resulting from business combination	—	7,977
Finance income	8,980	170,687
Finance costs	(168,684)	(108,449)
Exchange rate differences	(5,280)	(21,226)
Net gain on modification and extinguishment of financial liabilities	—	17,703
Non-operating (loss) / profit	(164,984)	66,692
(Loss) / profit before taxes	(154,205)	96,644
Income tax benefit	13,546	39,822
(Loss) / profit for the period	(140,659)	136,466
Other comprehensive (loss) / profit
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	(2,794)	3,310
Total comprehensive (loss) /profit	(143,453)	139,776
(Loss) / profit per share
Basic (loss) / profit for the period per share	(0.45)	0.47
Diluted (loss) / profit for the period per share	(0.45)	0.47

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2026 and December 31, 2025
USD in thousands
Non-current assets	September 30	December 31
	2026	2025
Property, plant and equipment	367,141	356,398
Right-of-use assets	145,349	138,294
Goodwill	12,377	12,835
Other intangible assets	174,340	81,834
Contract assets	177,885	122,934
Other long-term assets	18,200	8,578
Deferred tax assets	208,038	192,211
Total non-current assets	1,103,330	913,084
Current assets
Inventories	242,252	220,054
Trade receivables	65,179	69,740
Contract assets	54,978	64,440
Other current assets	83,584	46,984
Receivables from related parties	5,252	438
Cash and cash equivalents	61,468	172,359
Total current assets	512,713	574,015
Total assets	1,616,043	1,487,099

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2026 and December 31, 2025
USD in thousands
Equity	September 30	December 31
	2026	2025
Share capital	3,380	2,929
Share premium	2,269,996	2,105,691
Other reserves	11,248	15,331
Translation reserve	(1,442)	1,352
Accumulated deficit	(2,550,449)	(2,409,790)
Total equity	(267,267)	(284,487)
Non-current liabilities
Borrowings	1,341,286	1,262,147
Derivative financial liabilities	90,540	53,994
Lease liabilities	151,559	137,999
Contract liabilities	4,184	5,500
Deferred tax liability	7,943	7,868
Total non-current liabilities	1,595,512	1,467,508
Current liabilities
Trade and other payables	90,214	126,124
Lease liabilities	12,969	12,078
Current maturities of borrowings	54,967	36,921
Liabilities to related parties	3,368	3,325
Contract liabilities	3,742	30,364
Taxes payable	2,014	1,041
Other current liabilities	120,524	94,225
Total current liabilities	287,798	304,078
Total liabilities	1,883,310	1,771,586
Total equity and liabilities	1,616,043	1,487,099

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2026 and 2025
USD in thousands
Cash flows from operating activities	Nine months ended September 30, 2026	Nine months ended September 30, 2025
(Loss) / profit for the period	(140,659)	136,466
Adjustments for non-cash items:
Depreciation, amortization and impairment	31,976	27,438
Effects resulting from business combination	—	(7,977)
Change in allowance for receivables	569	703
Change in inventory reserves	5,707	8,713
Share-based payments	7,094	6,166
Change in commercial provision	20,200	—
Net gain on modification and extinguishment of financial liabilities	—	(17,703)
Finance income	(8,980)	(170,687)
Finance costs	168,684	108,449
Exchange rate difference	5,280	21,226
Income tax benefit	(13,546)	(39,822)
Operating cash flow before movement in working capital	76,325	72,972
Increase in inventories	(27,905)	(85,871)
Decrease in trade receivables	3,992	100,235
Increase in receivables with related parties	(4,814)	(882)
Increase in contract assets	(46,649)	(29,333)
Increase in other assets	(37,673)	(8,169)
(Decrease) / increase in trade and other payables	(35,446)	25,092
Decrease in contract liabilities	(27,324)	(49,694)
Increase / (decrease) in liabilities with related parties	43	(1,205)
Increase in other liabilities	2,840	12,070
Cash (used in) / from operations	(96,611)	35,215
Interest received	806	294
Interest paid	(109,061)	(22,338)
Income tax paid	(746)	(455)
Net cash (used in) / from operating activities	(205,612)	12,716

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2026 and 2025
USD in thousands	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Cash flows from investing activities
Acquisition of property, plant and equipment	(40,357)	(55,731)
Acquisition of intangible assets	(88,164)	(24,632)
Net cash outflow on acquisition of subsidiary	—	(14,036)
Proceeds from the sale in joint venture	—	5,950
Net cash used in investing activities	(128,521)	(88,449)
Cash flows from financing activities
Repayments of borrowings	(33,585)	(18,402)
Repayments of principal portion of lease liabilities	(9,274)	(8,285)
Proceeds from new borrowings	113,676	12,028
Transaction cost from new borrowings	(2,811)	—
Gross proceeds from equity offering	164,600	82,481
Fees from equity offering	(8,521)	(3,759)
Net cash from financing activities	224,085	64,063
Decrease in cash and cash equivalents	(110,048)	(11,670)
Cash and cash equivalents at the beginning of the period	172,359	51,428
Effect of movements in exchange rates on cash held	(843)	3,090
Cash and cash equivalents at the end of the period	61,468	42,848

______________________________
1 Supplemental information, including the management presentation, is provided solely for reference and is not part of this SEC form 6‑K and the form 6‑K should not be read together with, or construed as referring to, the supplemental information.
2 Unless otherwise specified, all figures presented in the Financial Highlights are on an adjusted basis and exclude items that are not indicative of our ongoing operating performance. See the tables on ‘Reported to Adjusted Reconciliation’ and disclaimer on ‘Non IFRS Financial Measures’, at the end of this press release. As a foreign private issuer, Alvotech is not required to, and does not, prepare or file quarterly financial statements under IFRS or with the SEC. The financial information included in this Form 6-K reflects management’s current estimates and is presented for the purpose of providing an interim business update.